Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ADVANCED HEALTH INTELLIGENCE LTD

Announcement Type

New announcement

Date of this announcement

Wednesday October 02, 2024

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

AHI	ORDINARY FULLY PAID	22,222,222	01/10/2024

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ADVANCED HEALTH INTELLIGENCE LTD

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	85602111115

1.3 ASX issuer code

AHI

1.4 The announcement is

New announcement

1.5 Date of this announcement

2/10/2024

Appendix 2A - Application for quotation of securities	2 / 6

Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

15-Apr-2024 13:00	New - Proposed issue of securities - AHI	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

Yes

2.3a.3 Please provide details of the further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B

6,777,778 fully paid ordinary shares remain to be issued.

Appendix 2A - Application for quotation of securities	3 / 6

Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

AHI : ORDINARY FULLY PAID

Issue date

1/10/2024

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Number of +securities held	Number of holders	Total percentage of +securities held For example, to enter a value of 50% please input as 50.00

1 - 1,000		%

1,001 - 5,000		%

5,001 - 10,000		%

10,001 - 100,000		%

100,001 and over		%

Appendix 2A - Application for quotation of securities	4 / 6

Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

22,222,222

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.06750000

Any other information the entity wishes to provide about the +securities to be quoted

There are no attaching options to this issue.

Appendix 2A - Application for quotation of securities	5 / 6

Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the+securities subject of this application)

ASX +security code and description	Total number of +securities on issue

AHI : ORDINARY FULLY PAID	269,321,900

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

AHIAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	3,340,000

AHIAH : PERFORMANCE RIGHTS	22,150,000

Appendix 2A - Application for quotation of securities	6 / 6

Market Announcement 2 October 2024

AUD$4M SECURED IN BRIDGING LOAN AND
SETTLEMENT OF THE INITIAL TRANCHE OF THE PLACEMENT

Highlights

●	AHI has received a AUD$2.5m bridging loan and AUD$1.5m via the settlement of the initial tranche of the placement.

●	AUD$1.25m of the loan will be repaid in cash, plus accrued interest of AUD$125,000 within 6 months, with the remaining AUD$1.25m of the loan to be converted into shares valued at AUD$2.5 million (including the 100% per annum interest rate) (subject to shareholder approval).

●	The Placement that was announced on 15 April 2024 has, subject to shareholder approval, been increased to raise AUD$2,142,500.

Advanced Health Intelligence Ltd (ASX:AHI) (AHI or the Company) refers to its previously announced proposed private placement to sophisticated and professional investors, pursuant to which AHI has agreed to issue investors up to 29,000,000 Shares at AUD$0.0675 per Share, raising up to AUD$1,957,500 (before costs) (Placement).

The Company is pleased to confirm that the Placement has increased to comprise the issue of 31,740,740 Shares at AUD$0.0675 per Share, raising up to AUD$2,142,500 (before costs) across three tranches:

●	Tranche 1: 3,322,122 Shares issued pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1 and 18,900,100 Shares pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1A at AUD$0.0675 per Share (being a 22.95% discount to AHI’s volume weighted average price for the previous 15 days on which AHI shares were traded on ASX, being AUD$0.0876), raising AUD$1,500,000;

●	Tranche 2: 6,777,778 Shares issued pursuant to the Company’s existing placement capacity under ASX Listing Rule 7.1 at AUD$0.0675 per Share, raising a further AUD$457,500; and

●	Tranche 3: 2,740,740 Shares, to be issued subject to shareholder approval at the Shareholder Meeting (defined below) under ASX Listing Rule 7.1 at AUD$0.0675 per Share, to raise an additional AUD$185,000.

The Company confirms that Tranche 1 of the Placement has settled, seeing the Company receive AUD$1,500,000 from Quarters Academy Sdn Bhd (Quarters). AHI confirms that it remains in compliance with Listing Rules 7.1 and 7.1A (including Listing Rule 7.1A.3) following this issue of Shares to Quarters. Refer to the Appendix 2A that accompanies this announcement for further information.

The funds for Tranche 2 of the Placement have been received by the Company, and it is intended that these Shares will be issued within the next week.

Subject to obtaining shareholder approval under ASX Listing Rule 7.1 at the same shareholder meeting that the Company will convene with respect to the funding arrangements that the Company announced on 15 April 2024 (Shareholder Meeting), a further 2,740,740 Shares (being Tranche 3 of the Placement) and approximately 4,759,261 free-attaching Options will also be issued under the Placement (subject to rounding).

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Market Announcement 2 October 2024

As was announced on 15 April 2024, AHI will use the net proceeds received from the Placement primarily for the Company’s current expansion into the MENA region, continued expansion across Asia, development of the Company’s product offerings, and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are complementary to AHI’s existing business.

Further information with respect to the Placement is set out in the Company’s ASX announcement that was released on 15 April 2024, and the Appendix 3B with respect to Tranche 3 of the Placement that was released along with this announcement.

Bridging Loan

Quarters has also advanced AHI AUD$2.5 million under a bridging loan (Bridging Loan) to provide the Company with further funding to cover AHI’s operating costs (Bridging Loan Agreement).

The key terms of the Bridging Loan are as follows:

●	During the term of the Bridging Loan, half of the Bridging Loan is repayable in 6 months from the advance date along with AUD$125,000 in interest (Tranche 1), and a 100% per annum interest rate will apply on the balance of the Bridging Loan that is repayable in 12 months from the advance date (Tranche 2).

●	Tranche 1 (AUD$1.25m) of the Bridging Loan and interest of AUD$125,000 (i.e. 10% over the course of the 6 month term) that has accrued on these funds is to be repaid in cash in 6 months. AHI intends to fund the repayment of this amount via the issue of Convertible Notes in the Company’s announcement dated 15 April 2024, or through an alternative capital raising (including, without limitation, a potential rights issue to existing shareholders).

●	Tranche 2 (AUD$1.25m) of the remaining Bridging Loan and any interest that has accrued on these funds is, subject to shareholder approval for the purposes of ASX Listing Rule 7.1 (Shareholder Approval), to be converted into Shares at the deemed conversion price to be equal to the volume weighted average price of the Shares over the five trading days preceding the date of issue of these Shares.

●	If Shareholder Approval is not obtained, then Tranche 2 of the Bridging Loan remains repayable in cash. AHI intends to fund the repayment of this amount via the issue of Convertible Notes that is contemplated in the Company’s announcement dated 15 April 2024, or through an alternative capital raising (including, without limitation, a potential rights issue to existing shareholders).

●	The Bridging Loan is secured against the Company’s assets (including the shares in AHI’s subsidiaries). This security is second ranking behind two existing secured creditors (Existing Creditors). Further information with respect to the Existing Creditors is set out below.

AHI intends to seek the Shareholder Approval (for conversion of Tranche 2 to shares) at the Shareholder Meeting.

The Company confirms that Quarters is not a related party of the Company or a party to whom ASX Listing Rule 10.1 applies.

In the event that AHI defaults on the repayment of any tranche of the Bridging Loan on the applicable maturity date, the consequences are that the applicable amount owed under the Bridging Loan will become due and payable, and Quarters may enforce its rights under the second ranking security over the Company’s assets that it has been granted by AHI in connection with the Bridging Loan.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Market Announcement 2 October 2024

The funds for this loan are also intended to be utilised for the same purposes as those referred to above for the Placement funds.

About Quarters Academy Sdn Bhd

Malaysia-based Quarters Academy was established in 2017 by a team of four individuals with a vision to become Malaysia's leading asset management firm. From these humble beginnings, Quarters has evolved into a reputable brand that is recognised for its expertise in professional financial services and investment solutions. The company's team of accomplished investment professionals has been instrumental in driving its growth and success, and it has established a strong presence in Malaysia, Australia, Singapore, and beyond. Through its strategic partnerships and investments, Quarters aims to deliver value to its stakeholders and contribute to the regional economy. With a focus on excellence and a commitment to its partners, Quarters continues to build on its foundation, solidifying its position as a trusted and respected player in the financial industry.

Existing Creditors

The Existing Creditors referred to above are Pheakes Pty Ltd ATF the Senate Trust and Jaindi Investments Pty Ltd, entities unrelated to the Company.

As was announced on 12 September 2023, the Company was advanced an aggregate of AUD$1,500,000 by the Existing Creditors on the following terms.

Maturity Date	12 September 2025 (Maturity Date).
Interest	Interest accrues on the principal amount of the loans at a rate of 10% per annum (calculated daily) and is compounded quarterly in arrears.
Repayment	The Existing Creditors may elect to redeem the outstanding principal amount and interest on the loans in cash on the Maturity Date.
Conversion

Subject to receipt of prior Company shareholder approval, loans and interest may be converted into Shares, at the Existing Creditors’ election, at a conversion price equal to AUD$0.30 per Share. Each investor may only request to convert the loans into Shares any time after the earlier of the first 6 months of advance of the loans to the Company and the date that the AHI share price on the ASX trades at or above a floor price of A$0.35 (Floor Price), by sending to the Company a written conversion request. On receipt of a conversion request, the Company must seek shareholder approval to convert the loans into Shares within two months.

Early repayment

At any time prior to the Maturity Date, the Company may notify the Existing Creditors that it intends to raise capital to repay the outstanding amount under the facility in cash.

In this circumstance, AHI will pay a 10% break fee on the outstanding loan funds and interest.

Security	The Existing Creditors have been granted a first ranking security over the Company’s assets (including the shares in AHI’s subsidiaries).

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

Market Announcement 2 October 2024

To the extent that the Existing Creditors do not elect to convert the amounts owed under the convertible loans and AHI defaults on the repayment of any owed amount on the Maturity Date, the consequences are that the applicable amount owed under the convertible loans will become due and payable, and the Existing Creditors may enforce its rights under the first ranking security over the Company’s assets that it has been granted by AHI in connection with the convertible loans.

AHI currently owes the Existing Creditors an aggregate of AUD$1,665,681 under these convertible notes. AHI intends to partially use the funds raised under the Placement and the other capital raisings that AHI is seeking to undertake (refer to AHI’s announcement dated 15 April 2024) to retire some of its existing debt, including part of the amounts owed to the Existing Creditors.

Capital Structure Table

An indicative table illustrating the effect of the Placement and the issue of Shares satisfying the amounts owed under Tranche 2 the Bridging Loan on the Company’s capital structure is set out below.

Shares
Currently on issue[1]	269,321,900
Tranche 2 of the Placement[2]	6,777,778
Tranche 3 of the Placement[3]	2,740,740
Tranche 2 of the Bridging Loan[4]	37,037,037
Advisor Shares (defined below)	15,000,000
Total	330,877,455

Notes:

1.	Including 22,222,222 Shares issued to Quarters on 27 September 2024 under Tranche 1 of the Placement.
2.	The issue of these Shares is expected to occur within the next week.
3.	The issue of these Shares remains subject to shareholder approval at the Shareholder Meeting.
4.	Based on a $0.0675 conversion price, being equivalent to the Placement Share price.

Advisor Fees

In consideration for providing corporate advisory services in connection with the capital raisings that are described in this announcement, Boon Technology Advisory (Advisor) will receive:

●	$320,000 (payable following AHI’s completion of a capital raising following the Placement); and

●	subject to obtaining shareholder approval pursuant to ASX Listing Rule 7.1, 15,000,000 Shares (Advisor Shares).

Reinstatement update

As the Company announced on 23 September 2024, AHI is continuing to work with ASX to ensure the satisfaction of all compliance requirements as quickly as possible, and will provide shareholders with a further update regarding developments as the Company works towards the reinstatement of its securities to official quotation on the ASX. AHI’s reinstatement remains subject to compliance with the Listing Rules (including Listing Rules 12.1 and 12.2). ASX has indicated that it is not satisfied that AHI currently complies with Listing Rules 12.1 and 12.2 (notwithstanding the amounts that AHI has raised under the Bridging Loan and the Placement). ASX has advised that it will provide reinstatement conditions once it is satisfied that AHI is in compliance with Listing Rules 12.1 and 12.2.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

Market Announcement 2 October 2024

The Company expects to have a further update for shareholders following the release of its annual financial accounts.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world's first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging is used to return vital signs and provide risk estimates for cardiovascular disease.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5